**Filed Pursuant to Rule 433**
**Registration No. 333-202524**
**FREE WRITING PROSPECTUS**
**Dated November 16, 2015**
**(To Prospectus dated March 5, 2015,**
**Prospectus Supplement dated March 5, 2015,**
**Equity Index Underlying Supplement dated March 5, 2015 and**
**ETF Underlying Supplement dated March 5, 2015)**

# HSBC USA Inc.
## Worst of Autocallable Fixed Rate Notes

- Worst of Autocallable Fixed Rate Notes Linked to the Worst of the Russell 2000® Index and the iShares® MSCI EAFE ETF
- 18-month term
- Quarterly coupon payments at a rate of at least 5.20% per annum (to be determined on the Pricing Date) and to be paid in equal installments
- Contingent return of principal
- Automatically callable quarterly at the principal amount plus the applicable coupon on or after February 19, 2016 if the value of each underlying is at or above its initial value
- If the Notes are not called, 1.25x leveraged exposure to any decline in the least performing underlying if its return is less than -20%
- All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Worst of Autocallable Fixed Rate Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement, page S-2 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying ETF Underlying Supplement.**

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $960 and $990 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-6 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | $0.50 | $999.50 |
| Total |  |  |  |

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.05% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

**The Notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**HSBC**

## HSBC USA Inc.

# Worst of Autocallable Fixed Rate Notes
### Linked to the Worst of the Russell 2000® Index and the iShares® MSCI EAFE ETF

## Indicative Terms*

| | |
|---|---|
| Principal Amount | $1,000 per Note |
| Term | 18 months |
| Reference Asset | The Russell 2000® Index ("RTY") and the iShares® MSCI EAFE ETF ("EFA") (each an "Underlying" and together the "Underlyings"). |
| Call Feature | The Notes will be automatically called if the Official Closing Value of each Underlying is at or above its Initial Value on any quarterly Observation Date.† In such a case, you will receive a cash payment, per $1,000 Principal Amount, equal to 100% of the Principal Amount, together with the final coupon payment on the corresponding Coupon Payment Date. |
| Coupon Rate | At least 5.20% per annum (to be determined on the Pricing Date), paid at the rate of at least 1.30% per quarter.** |
| Buffer Value | For each Underlying, -20% |
| Downside Leverage Factor | 125% |
| Payment at Maturity per Note | Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows, plus the final coupon payment:<br>■ If the Final Return of the Least Performing Underlying is greater than or equal to its Buffer Value:<br>$1,000<br>■ If the Final Return of the Least Performing Underlying is less than its Buffer Value:<br>$1,000 + [$1,000 × (Final Return of Least Performing Underlying + 20%) x Downside Leverage Factor]<br>If the Final Return of the Least Performing Underlying is less than the Buffer Value, you may lose up to 100% of the Principal Amount. |
| Final Return | For each Underlying:<br>$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$ |
| Least Performing Underlying | The Underlying with the lowest Final Return. |
| Trade Date | November 16, 2015 |
| Pricing Date | November 16, 2015 |
| Original Issue Date | November 19, 2015 |
| Final Valuation Date† | May 16, 2017 |
| Maturity Date† | May 19, 2017 |
| CUSIP | 40433UDL7 |

\* As more fully described beginning on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
\*\* See page FWP-4 for Observation and Payment Dates.

## The Notes

The Notes may be suitable for investors who believe the value of both Underlyings will remain flat or appreciate and who seek the potential for enhanced quarterly coupon payments (relative to the yield on traditional conventional debt securities with a similar term and issued by issuers with a credit rating similar to ours), regardless of the performance of the Reference Asset as long as the Notes are not automatically called.

If both Underlyings are at or above their respective Initial Values on any Observation Date, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount together with any unpaid coupon payments on the corresponding Coupon Payment Date.

If the Notes are not automatically called and the Final Return of the Least Performing Underlying is greater than or equal to its Buffer Value, you will receive the Principal Amount of your Notes at maturity plus any unpaid coupon payments.

If the Notes are not automatically called and the Final Return of the Least Performing Underlying is less than its Buffer Value, you will lose 1.25% of your principal for every 1% decline in the value of the Least Performing Underlying beyond the Buffer Value.

The offering period for the Notes is through **November 16, 2015**



## Information about the Underlyings

### The Russell 2000® Index

The RTY is designed to track the performance of the small-capitalization segment of the U.S. equity market. It consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The top 5 industry groups by market capitalization as of October 31, 2015 were: Financial Services, Health Care, Consumer Discretionary, Technology and Producer Durables.



### iShares® MSCI EAFE ETF

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the underlying index of the EFA. As of October 31, 2015, the MSCI EAFE Index consisted of the following 21 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, The Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.



The graphs above illustrate the daily performance of each Underlying from January 1, 2008 through November 12, 2015. Past performance is not necessarily an indication of future results.  For further information on the Underlyings, please see "Information Relating to the Underlyings" beginning on page FWP-15 and "The Russell 2000® Index" in the accompanying Equity Index Underlying Supplement and "The iShares® MSCI EAFE ETF" in the accompanying ETF Underlying Supplement.  We have derived all disclosure regarding the Underlyings from publicly available information.  Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Underlyings.

# HSBC USA Inc.
# Worst of Autocallable Fixed Rate Notes



This free writing prospectus relates to a single offering of Worst of Autocallable Fixed Rate Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of one index and one exchange traded fund. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The Russell 2000® Index ("RTY") and the iShares® MSCI EAFE ETF ("EFA") (each an "Underlying" and together the "Underlyings") |
| **Trade Date:** | November 16, 2015 |
| **Pricing Date:** | November 16, 2015 |
| **Original Issue Date:** | November 19, 2015 |
| **Final Valuation Date:** | May 16, 2017, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, expected to be May 19, 2017. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Call Feature:** | If the Official Closing Value of each Underlying is at or above its Initial Value on any Observation Date, the Notes will be automatically called, and you will receive the Principal Amount plus any unpaid coupon payment on the corresponding Coupon Payment Date. |
| **Observation Dates:** | 3 business days prior to the corresponding Coupon Payment Date, each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Coupon Payment Dates:** | February 19, 2016, May 19, 2016, August 19, 2016, November 21, 2016, February 21, 2017 and May 19, 2017, each subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Coupon Rate:** | At least 5.20% per annum (to be determined on the Pricing Date), to be paid at the rate of at least 1.30% per quarter. |
| **Buffer Value** | For each Underlying, -20%. |
| **Downside Leverage Factor** | 125% |
| **Payment at Maturity:** | Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value plus any unpaid coupon payment. |

| | |
|---|---|
| **Final Settlement Value:** | Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: |

■ **If the Final Return of the Least Performing Underlying is greater than or equal to the Buffer Value**:

$1,000

■ **If the Final Return of the Least Performing Underlying is less than the Buffer Value**:

$1,000 + [$1,000 × (Final Return of Least Performing Underlying + 20%) x Downside Leverage Factor]

If the Final Return of the Least Performing Underlying is less than its Buffer Value, you may lose up to 100% of the Principal Amount.

| | |
|---|---|
| **Least Performing Underlying:** | The Underlying with the lowest Final Return. |
| **Final Return:** | With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

| | |
|---|---|
| **Initial Value:** | The Official Closing Value of the relevant Underlying on the Pricing Date. |
| **Final Value:** | The Official Closing Value of the relevant Underlying on the Final Valuation Date. |
| **Official Closing Value:** | The closing level or closing price, as applicable, of the Underlying on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to the RTY, "RTY <INDEX>", and with respect to the EFA, "EFA UP <EQUITY>"), or, for each Underlying, any successor page on the Bloomberg Professional® service or any successor service, as applicable. |
| **CUSIP/ISIN:** | 40433UDL7 / US40433UDL70 |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.*

## GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015, the Equity Index Underlying Supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, beginning on page S-1 of the prospectus supplement, beginning on page S-2 of the Equity Index Underlying Supplement and beginning on page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

## PAYMENT ON THE NOTES

### Call Feature

The Notes will be automatically called if the Official Closing Value of each Underlying is at or above its Initial Value on any Observation Date. If the Notes are automatically called, investors will receive on the corresponding Coupon Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to 100% of the Principal Amount together with any unpaid coupon payment.

### Coupon

Unless the Notes are automatically called, on each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Coupon Rate divided by four. The expected Coupon Payment Dates are set forth above. The Coupon Payment Dates are subject to postponement for non-business days and other events as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" on page S-12 in the accompanying prospectus supplement.

The Coupon Rate will be at least 5.20% per annum, to be determined on the Pricing Date, and will be paid in equal quarterly installments.

### Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value (plus the final coupon payment) determined as follows:

■ **If the Final Return of the Least Performing Underlying is greater than or equal to the Buffer Value**:

 $1,000

■ **If the Final Return of the Least Performing Underlying is less than the Buffer Value%**:

$1,000 + [$1,000 × (Final Return of Least Performing Underlying + 20%) x Downside Leverage Factor]

If the Final Return of the Least Performing Underlying is less than its Buffer Value, you may lose up to 100% of the Principal Amount.

**Official Closing Value**

The closing level or closing price, as applicable, of the Underlying on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional$^{®}$ service page (with respect to the RTY, "RTY <INDEX>", and with respect to the EFA, "EFA UP <EQUITY>"), or, for each Underlying, any successor page on the Bloomberg Professional$^{®}$ service or any successor service, as applicable.

**Calculation Agent**

We or one of our affiliates will act as calculation agent with respect to the Notes.

**Reference Sponsor and Reference Issuer**

With respect to the RTY, the Russell Investment Group is the reference sponsor. With respect to the EFA, iShares, Inc. is the reference issuer.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

- You believe that the Final Return of the Least Performing Underlying will be at or above its Buffer Value.
- You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.
- You are willing to make an investment that is exposed to the negative Final Return of the Least Performing Underlying on a 1.25-to-1 basis for each percentage point that the Final Return of the Least Performing Underlying is less than the Buffer Value.
- You are willing to lose up to 100% of the Principal Amount.
- You are willing to hold Notes that will be automatically called on any Observation Date on which the Official Closing Value of each Underlying is at or above its Initial Value.
- You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.
- You are willing to be exposed to the possibility of early redemption.
- You are willing to forgo guaranteed dividends or other distributions paid on the stocks comprising or held by the Underlyings.
- You do not seek an investment for which there will be an active secondary market.
- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

- You believe that the Final Return of the Least Performing Underlying will be below its Buffer Value.
- You seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.
- You are unwilling to make an investment that is exposed to the negative Final Return of the Least Performing Underlying on a 1.25-to-1 basis for each percentage point that the Final Return of the Least Performing Underlying is less than the Buffer Value.
- You seek an investment that provides full return of principal at maturity.
- You are unable or unwilling to hold Notes that will be automatically called on any Observation Date on which the Official Closing Value of each Underlying is at or above its Initial Value, or you are otherwise unable or unwilling to hold the Notes to maturity.
- You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.
- You are unwilling to be exposed to the possibility of early redemption.
- You prefer to receive dividends or other distributions paid on the stocks comprising or held by the Underlyings.
- You seek an investment for which there will be an active secondary market.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement, beginning on page S-1 of the accompanying Equity Index Underlying Supplement and beginning on page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising or held by any Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "—General Risks Related to Indices" in the Equity Index Underlying Supplement;

▶ "— Securities Prices Generally are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement;

▶ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement;

▶ "— General Risks Related to Index Funds" in the ETF Underlying Supplement;

▶ "— Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement; and

▶ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**The Notes do not guarantee any return of principal and you may lose your entire initial investment.**

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Final Return of the Least Performing Underlying is less than its Buffer Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1.25% for each 1% that the Final Return of the Least Performing Underlying is less than its Buffer Value. You may lose up to 100% of your investment at maturity, excluding the coupon payments. Payment of any amount at maturity is subject to the credit risk of HSBC.

**You will not participate in any appreciation in the value of any of the Underlyings included in the Reference Asset.**

The Notes will not pay more than the Principal Amount, plus any unpaid coupon payment, at maturity or if the Notes are automatically called. Even if the Final Return of each Underlying in the Reference Asset is greater than zero, you will not participate in the appreciation of any Underlying. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus any coupon payments. Under no circumstances, regardless of the extent to which the value of any Underlying appreciates, will your return exceed the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Underlyings included in the Reference Asset.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. All payments to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**If the Notes are not called, your return will be based on the Final Return of the Least Performing Underlying.**

If the Notes are not automatically called, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose all or some of your initial investment if the Final Return of the Least Performing Underlying is less than its Buffer Value, even if there is an increase in the value of the other Underlying. This could be the case even if the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

**The Notes may be automatically called prior to the Maturity Date.**

If the Notes are automatically called early, the holding period over which you will receive coupon payments could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

**Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.**

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of one Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

**Changes that affect the Underlyings may affect the market value of the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor or reference issuer of the relevant Underlying concerning additions, deletions and substitutions of the constituents comprising such Underlying and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in such Underlying may affect the value of such Underlying. The policies of the reference sponsor or reference issuer with respect to the calculation of the relevant Underlying could also affect the value of such Underlying. The reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of its relevant Underlying. Any such actions could affect the value of the Notes and the return on the Notes.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs.  These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Observation Dates and the Final Valuation Date.**

The payments on the Notes at maturity (if the Notes are not previously called) will be based on the Official Closing Values of the Underlyings on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the value of each Underlying is greater than or equal to its Initial Value during the term of the Notes other than on an Observation Date but then drops on an Observation Date to a value that is less than its Initial Value, the Notes will not be automatically called. Similarly, if the Notes are not called, even if the return of the Least Performing Underlying is greater than or equal to its Buffer Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a percentage that is less than its Buffer Value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective values on the Final Valuation Date, the Payment at Maturity will be based solely on the Official Closing Value of the Underlyings on the Final Valuation Date.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Small-capitalization risk.**

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the value of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies may also be more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

**Risks associated with non-U.S. companies.**

The value of the EFA depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the EFA and, as a result, the value of the Notes.

**The performance and market value of the EFA during periods of market volatility may not correlate with the performance of its underlying index as well as the net asset value per share of the EFA.**

During periods of market volatility, securities underlying the EFA may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the EFA and the liquidity of the EFA may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the EFA. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the EFA. As a result, under these circumstances, the market value of shares of the EFA may vary substantially from the net asset value per share of the EFA. For all of the foregoing reasons, the performance of the EFA may not correlate with the performance of its underlying index as well as the net asset value per share of the EFA, which could materially and adversely affect the value of the securities in the secondary market and/or reduce your payment at maturity.

**The Notes will not be adjusted for changes in exchange rates.**

Although the equity securities that are held by the EFA are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the EFA, and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Official Closing Value of any Underlying on any Observation Date or the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or return on the Notes.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of the Least Performing Underlying's Final Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount:                  $1,000

▶ Hypothetical Initial Value:       100*

▶ Buffer Value:                   with respect to each Underlying, -20%

▶ Hypothetical Coupon Rate:       5.20% per annum (1.30% for each quarter in which it is payable). The actual Coupon Rate will be determined on the Pricing Date and will not be less than 5.20% per annum.

\* The hypothetical Initial Value of 100 used in the examples below has been chosen for illustrative purposes only and does not represent any of the actual Initial Values. The actual Initial Value of each Underlying will be set forth in the final pricing supplement to which this free writing prospectus relates.

**Summary of the Examples**

| | Notes Are Called on an Observation Date | | Notes Are Not Called on Any Observation Date | | | |
|---|---|---|---|---|---|---|
| | Example 1 | | Example 2 | | Example 3 | |
| | RTY | EFA | RTY | EFA | RTY | EFA |
| Initial Value | 100 | 100 | 100 | 100 | 100 | 100 |
| Buffer Value | -20 | -20 | -20 | -20 | -20 | -20 |
| Official Closing Values / Percentage Changes on the Third Observation Date | 110/ 10% | 105/ 5% | N/A | N/A | N/A | N/A |
| Official Closing Values / Percentage Changes on the Final Valuation Date | N/A | N/A | 110/ 10% | 80/ -20% | 100/ 0% | 60/ -40% |
| Number of Coupon Payment Dates | 3 | | 6 | | 6 | |
| Coupon payment amounts over the term of the Notes | 3 x $13.00 = $39.00 | | 6 x $13.00 = $78.00 | | 6 x $13.00 = $78.00 | |
| Principal Amount payment upon automatic call | $1,000 | | N/A | | N/A | |
| Principal Amount payment at maturity | N/A | | $1,000 | | $750 | |
| Return of the Notes | 3.90% | | 7.80% | | -17.20% | |

**Example 1—The Official Closing Value of each Underlying on the third Observation Date is greater than or equal to its Initial Value and each Underlying.**

Because the Official Closing Value of each Underlying on the third Observation Date is at or above its Initial Value, the Notes will be called and you will receive $1,013.00 per Note, reflecting the Principal Amount plus the final coupon. When added to the coupon payments of $26.00 received in respect of the prior Observation Dates, we will have paid you a total of $1,039.00 per Note, resulting in a 3.90% return on the Notes.

**Example 2**— **The Notes are not called, the Final Return of the Least Performing Underlying is greater than or equal to its Buffer Value.**

Because the Final Return of the Least Performing Underlying is greater than or equal to its Buffer Return, you will receive $1,000 per $1,000 in Principal Amount plus the final coupon, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + \$13.00 = \$1,013.00$$

When added to the coupon payments of $65.00 received in respect of prior Observation Dates, we will have paid you a total of $1,078.00 per Note, resulting in an 7.80% return on the Notes.

**Example 3**— **The Notes are not called and the Final Return of the Least Performing Underlying is less than its Buffer Value.**

Because the Final Return of the Least Performing Underlying is less than its Buffer Value, you will receive $750 per $1,000 in Principal Amount, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + [\$1,000 \times (\text{Final Return of Least Performing Underlying} + 20\%) \times \text{Downside Leverage Factor}] + \text{final coupon}$$

$$\text{Payment at Maturity} = \$1,000 + [\$1,000 \times (-40.00\% + 20\%) \times 1.25] + 13.00 = \$763.00$$

When added to the coupon payments of $65.00 received in respect of prior Observation Dates, we will have paid you total of $828.00, resulting in a -17.20% return on the Notes

If the Notes are not called and the Final Return of the Least Performing Underlying is less than its Buffer Value, you will be exposed to any decrease in the value of the Least Performing Underlying on a 1.25:1 basis, and you could lose up to 100% of your principal at maturity.

## INFORMATION RELATING TO THE UNDERLYINGS

**Description of the RTY**

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of October 31, 2015 were: Financial Services, Health Care, Consumer Discretionary, Technology and Producer Durables. .

***For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.***

**Historical Performance of the RTY**

The following graph sets forth the historical performance of the RTY based on the daily historical closing values from January 1, 2008 through November 12, 2015. The closing value for the RTY on November 12, 2015 was 1,154.809. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY on any Observation Date or the Final Valuation Date.

## Description of the EFA

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the underlying index of the EFA. As of October 31, 2015, the MSCI EAFE Index consisted of the following 21 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, The Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

*For more information about the EFA, see "The iShares® MSCI EAFE Index Fund" beginning on page S-21 of the accompanying ETF Underlying Supplement.*

## Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the daily historical closing values from January 1, 2008 through November 12, 2015. The closing value for the EFA on November 12, 2015 was $59.79. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the EFA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EFA on any Observation Date or the Final Valuation Date.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/2/2008 | 3/31/2008 | 79.22 | 65.63 | 71.90 |
| 4/1/2008 | 6/30/2008 | 78.76 | 68.06 | 68.70 |
| 7/1/2008 | 9/30/2008 | 68.39 | 52.36 | 56.30 |
| 10/1/2008 | 12/31/2008 | 56.42 | 35.53 | 44.87 |
| 1/2/2009 | 3/31/2009 | 45.61 | 31.56 | 37.59 |
| 4/1/2009 | 6/30/2009 | 49.18 | 37.28 | 45.81 |
| 7/1/2009 | 9/30/2009 | 56.31 | 43.49 | 54.70 |
| 10/1/2009 | 12/31/2009 | 57.66 | 52.42 | 55.30 |
| 1/4/2010 | 3/31/2010 | 58.00 | 49.94 | 56.00 |
| 4/1/2010 | 6/30/2010 | 58.08 | 45.86 | 46.51 |
| 7/1/2010 | 9/30/2010 | 55.81 | 46.45 | 54.92 |
| 10/1/2010 | 12/31/2010 | 59.50 | 53.85 | 58.23 |
| 1/3/2011 | 3/31/2011 | 61.98 | 54.69 | 60.09 |
| 4/1/2011 | 6/30/2011 | 64.35 | 56.71 | 60.14 |
| 7/1/2011 | 9/30/2011 | 60.86 | 46.09 | 47.75 |
| 10/3/2011 | 12/30/2011 | 55.86 | 45.46 | 49.53 |
| 1/3/2012 | 3/30/2012 | 55.91 | 48.99 | 54.90 |
| 4/2/2012 | 6/29/2012 | 55.68 | 46.55 | 49.96 |
| 7/2/2012 | 9/28/2012 | 55.57 | 47.30 | 53.00 |
| 10/1/2012 | 12/31/2012 | 56.88 | 51.63 | 56.82 |
| 1/2/2013 | 3/29/2013 | 59.99 | 56.69 | 58.98 |
| 4/1/2013 | 6/28/2013 | 64.13 | 56.45 | 57.38 |
| 7/1/2013 | 9/30/2013 | 65.11 | 57.02 | 63.79 |
| 10/1/2013 | 12/31/2013 | 67.36 | 62.54 | 67.06 |
| 1/1/2014 | 3/31/2014 | 68.19 | 62.28 | 67.17 |
| 4/1/2014 | 6/30/2014 | 70.78 | 65.69 | 68.37 |
| 7/1/2014 | 9/30/2014 | 69.29 | 63.85 | 64.12 |
| 10/1/2014 | 12/31/2014 | 64.54 | 58.64 | 60.84 |
| 1/1/2015 | 3/31/2015 | 66.20 | 58.29 | 64.17 |
| 4/1/2015 | 6/30/2015 | 68.52 | 63.27 | 63.49 |
| 7/1/2015 | 9/30/2015 | 65.60 | 55.89 | 57.32 |
| 10/1/2015* | 11/12/2015* | 62.18 | 56.99 | 59.79 |

\* This free writing prospectus includes information for the fourth calendar quarter of 2015 for the period from October 1, 2015 through November 12, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2015.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated using the actual number of days in the applicable quarter, and on the basis of a 360-day year In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Underlying, and the accelerated maturity date will be the third business day after the accelerated Final Valuation Date.  If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date).  The accelerated Maturity Date will also be postponed by an equal number of business days.  For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.05% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the accompanying prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

*U.S. Holders.* Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the annual Coupon Rate of at least 5.20% (to be determined on the Pricing Date) on the Notes among interest on the Deposit and Put Premium, [●]% constitutes interest on the Deposit and [●]% constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

*Non-U.S. Holders.* Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. Additionally, recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2016.

*Foreign Account Tax Compliance Act.* The IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## TABLE OF CONTENTS



You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $ Worst of Autocallable Fixed Rate Notes

**November 16, 2015**

**FREE WRITING PROSPECTUS**